UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

TAL International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

874083 10 8

(CUSIP Number)

TAL International Group

100 Manhattanville Road

Purchase, NY 10577-2135

Attention: Marc Pearlin

Vice President, General Counsel and Secretary

(914) 251-9000

Copy to:

Philip O. Brandes

Mayer Brown LLP

1675 Broadway

New York, NY 10019-5820

(212) 506-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person PN

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Singapore PV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person PN

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Netherlands PV I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person PN

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Netherlands PV II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person PN

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund NQP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person PN

CUSIP No. 874083 10 8

1	Names of Reporting Persons Resolute Fund Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person OO

The information set forth herein regarding percentages of beneficial ownership is based upon 33,839,523 shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc., a Delaware corporation (the “Company”) outstanding on February 11, 2013.

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 26, 2005 (the “Statement”), as further amended and supplemented by Amendment No. 1 to the Statement filed with the SEC on April 12, 2011, Amendment No. 2 to the Statement filed with the SEC on April 15, 2011, Amendment No. 3 to the Statement filed with the SEC on March 6, 2011 and Amendment No. 4 to the Statement filed with the SEC on May 8, 2012 as follows:

ITEM 2.  Identity and Background

Item 2 of the Statement is deleted in its entirety and replaced with the following:

This Amendment No. 5 is being filed by The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) and Resolute Fund Partners, LLC, who was the beneficial owner of shares of Common Stock held directly by the Resolute Funds (together with the Resolute Funds, the “Reporting Persons”).

Resolute Fund Partners, LLC is a Delaware limited liability company with its principal office at 767 Fifth Avenue, 48th Floor, New York, New York 10153.

Each of the Resolute Funds is a Delaware limited partnership with its principal office at 767 Fifth Avenue, 48th Floor, New York, New York 10153.

The Resolute Funds are managed by The Jordan Company, L.P.  Resolute Fund Partners, LLC is the sole general partner of each of the Resolute Funds, and, in such capacity, exercises investment discretion and control of any shares of Common Stock directly owned by each of the Resolute Funds.  A. Richard Caputo, Jr. is a member of Resolute Fund Partners, LLC.  Mr. Caputo is a citizen of the United States.  His business address is 767 Fifth Avenue, 48th Floor, New York, New York 10153. His present principal occupation of is as a member of Resolute Fund Partners, LLC.

Mr. Caputo may be deemed to share beneficial ownership of any shares of Common Stock owned by the Resolute Funds as a result of his position or affiliation with Resolute Fund Partners, LLC and/or The Jordan Company, L.P.  Mr. Caputo disclaims such beneficial ownership.

Each of the Reporting Persons and the persons named in this Item 2 has not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Resolute Funds, Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively the ‘‘Edgewater Funds’’) and JZ Capital Partners Limited (“JZCP”) were parties to a second amended and restated stockholders agreement (as amended, the “Stockholders Agreement”) pursuant to which such stockholders agreed to vote their respective shares of Common Stock in favor of the nominees designated by The Resolute Funds, L.P. to the Company’s Board of Directors..  The Reporting Persons disclaim beneficial ownership of shares of Common Stock owned by the Edgewater Funds and JZCP.  The Reporting Persons are making this separate filing in accordance with Rule 13d-1(k)(2) under the Exchange Act, and are solely responsible for the information contained in this separate filing.  The Reporting Persons believe that the other parties to the Stockholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

The Stockholders Agreement is attached to a Form 8-K filed with the SEC on March 27, 2012 as Exhibit 10.1 and is incorporated into this Item 2 by reference.

ITEM 4.  Purpose of Transaction

Item 4 of the Statement is deleted in its entirety and replaced with the following:

On February 21, 2013, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the several selling stockholders specified therein, including the Resolute Funds (the “Selling Stockholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Underwriter”), with respect to the offer and sale by the Selling Stockholders of an aggregate of 4,036,796 shares (the “Shares”) of the Common Stock to the Underwriter in connection with an underwritten public offering (the “Offering”). On February 26, 2013, the Selling Stockholders completed the offer and sale of the Shares to the Underwriters.  Of the Shares, (i) 2,947,575 shares were sold by The

Resolute Fund, L.P., (ii) 115,909 shares were sold by The Resolute Fund Singapore PV, L.P., (iii) 139,091 shares were sold by The Resolute Fund Netherlands PV I, L.P., (iv) 115,909 were sold by The Resolute Fund Netherlands PV II, L.P. and (v) 3,477 shares were sold by The Resolute Fund NQP, L.P.  Following the sale of Shares described in this Item 4, the Resolute Funds ceased to beneficially own any shares of Common Stock.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2013 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

ITEM 5.  Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

On February 26, 2013 (and after giving effect to the Offering), the Resolute Funds ceased to be the beneficial owner of more than five percent of the Common Stock and as described in Item 4 above, ceased to beneficially own any shares of Common Stock.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Items 4 and 6 of this Amendment No. 5 are hereby incorporated by reference in response to this Item 6.

ITEM 7.  Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated February 28, 2013, by and among the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2013

The Resolute Fund, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Singapore PV, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Netherlands PV I, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Netherlands PV II, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund NQP, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

Resolute Fund Partners, LLC

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member